FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of March 2006

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X                Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.2 to this Report on Form 6-K is hereby incorporated by reference into
(i) the Registrant's  Registration  Statements on Form F-3,  Registration
No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; (v) the Registrant's Registration Statement on
Form S-8 No. 333-12178; and (vi) the Registrant's Registration Statement on Form S-8 No. 333-131991.


                                    CONTENTS

This report on Form 6-K of the Registrant consists of the following documents which are attached hereto and incorporated by reference herein:

99.1 Press Release: Orckit Announces 2006 Annual General Meeting. Dated March 30, 2006.

99.2 Notice of Annual General Meeting of Shareholders and Proxy Statement. Dated March 31, 2006.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ORCKIT COMMUNICATIONS LTD.


Date: April 3, 2006                       By: /s/ Adam M.Klein
                                             ----------------------
                                          Adam M. Klein for Izhak Tamir,
                                          pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

99.1              Press Release: Orckit Announces 2006 Annual General Meeting.
                  Dated March 30, 2006.

99.2 Notice of Annual General Meeting of Shareholders and Proxy Statement. Dated March 31, 2006.